

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Michal Wisniewski
Chief Executive Officer
Transuite.org Inc.
Al. Jerozolimskie 85 lok. 21
02-001 Warsaw, Poland

> **Re: Transuite.org Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2021**
> **File No. 333-255178**

Dear Mr. Wisniewski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors, page 10

1.   The summary of your risk factors on page 8 references risks associated with your having received a going concern opinion from your auditor. However, you do not appear to have included a risk factor addressing these risks in the risk factor section. Please revise. Also, add a separate risk factor addressing risks to investors related to your sole officer and director residing outside the United States, such as the difficulties in serving process against him, obtaining jurisdiction over him or foreign assets, or enforcing judgments obtained in US courts against him.

Plan of Distribution
Terms of the Offering, page 29

2.   You state in this section that the offering is being made on a "best efforts, minimum-maximum" basis and it will terminate in the event the minimum number of subscriptions are not received. On page 3, however, you state that no minimum number of shares need to be sold. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 41

3.   Please describe your plan of operations for the next 12 months. Provide specific details of your plan, including milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(3) of Regulation S-K.

General

4.   It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: BizFilings